UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00191G103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00191G103

(1)	Names of reporting persons Kumarakulasingam Suriyakumar
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole voting power 1,095,772
(6) Shared voting power 3,620,664
(7) Sole dispositive power 1,095,772
(8) Shared dispositive power 3,620,664
(9)	Aggregate amount beneficially owned by each reporting person 4,716,436
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.30%
(12)	Type of reporting person (see instructions) IN

Item 1(a)	Name of issuer:
ARC Document Solutions, Inc.

Item 1(b)	Address of issuer’s principal executive offices:
12657 Alcosta Blvd., Suite 200, San Ramon, CA 94583

Item 2(a)	Name of person filing:
Kumarakulasingam Suriyakumar

Item 2(b)	Address or principal business office or, if none, residence:
c/o ARC Document Solutions, Inc.
12657 Alcosta Blvd., Suite 200, San Ramon, CA 94583

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of class of securities:
Common Stock, $0.001 par value per share, of the Issuer (“Common Stock”)

Item 2(e)	CUSIP No.:
00191G103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is: not applicable

Item 4.	Ownership:
The percentages stated herein are based on a total of 45,802,172 shares of Common Stock outstanding as of December 31, 2018.
(a) Amount beneficially owned: 4,716,436 shares of Common Stock
(b) Percent of class 10.30%
(c) Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 1,095,772 which is comprised of (a) 695,772 shares of Common Stock (of which 189,925 shares are unvested Common Stock), and (b) 400,000 shares issuable upon exercise of outstanding stock options.

(ii)
Shared power to vote or to direct the vote: 3,620,664 shares of Common Stock, of which: (a) 2,620,664 shares of Common Stock are owned by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over these shares, (b) 500,000 shares of Common Stock are owned by the Shiyulli Suriyakumar 2013 Irrevocable Trust, Shiyulli Suriyakumar, Trustee and (c) 500,000 shares of Common Stock are owned by the Seiyonne Suriyakumar 2013 Irrevocable Trust, Seiyonne Suriyakumar Trustee. Mr. Suriyakumar and his spouse could be deemed to have beneficial ownership of these shares, but they disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(iii)
Sole power to dispose or to direct disposition of: 1,095,772 which is comprised of (a) 695,772 shares of Common Stock (of which 189,925 shares are unvested Common Stock), and (b) 400,000 shares issuable upon exercise of outstanding stock options.

(iv)
Shared power to dispose or to direct the disposition of: 3,620,664 shares of Common Stock, of which: (a) 2,620,664 shares of Common Stock are owned by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over these shares, (b) 500,000 shares of Common Stock are owned by the Shiyulli Suriyakumar 2013 Irrevocable Trust, Shiyulli Suriyakumar, Trustee and (c) 500,000 shares of Common Stock are owned by the Seiyonne Suriyakumar 2013 Irrevocable Trust, Seiyonne Suriyakumar Trustee. Mr. Suriyakumar and his spouse could be deemed to have beneficial ownership of these shares, but they disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar